UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-

UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION

Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”) are parties to an amended and restated merger implementation agreement that provides for the merger of the two companies and reflects the key commercial terms of the merger.  In the transaction, holders of St.George ordinary shares would be entitled to receive 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date.

The following unaudited pro forma combined summary balance sheet gives effect to the merger as if it occurred on September 30, 2008.  The accompanying unaudited pro forma combined summary income statement gives effect to the merger as if it occurred on October 1, 2007, the first day of Westpac’s and St.George’s fiscal year ended September 30, 2008.  The unaudited pro forma combined summary financial information is based on Westpac’s and St.George’s respective audited financial statements for the financial year ended September 30, 2008, which were prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”).

The unaudited pro forma combined summary financial information set forth below has been prepared in accordance with the recognition and measurement principles of A-IFRS, the Australian Corporations Act 2001 (the “Corporations Act”), the regulations thereunder except that no adjustments have been made to reflect the fair value of acquired assets or liabilities in accordance with AASB 3 Business Combinations (in particular, the pro forma information does not recognize the fair value of identifiable intangible assets separately from goodwill and consequently does not include amortization charges that would be required in relation to any such intangible assets which have limited useful lives) and as otherwise indicated. In addition, the pro forma combined summary financial statements are presented in an abbreviated form and therefore do not comply with all presentation and disclosure requirements of A-IFRS applicable to annual financial reports prepared in accordance with the Corporations Act. The unaudited pro forma combined summary financial information prepared in accordance with A-IFRS varies in certain respects from pro forma financial information prepared in accordance with US generally accepted accounting principles and Regulation S-X.  In addition, not all disclosures are included herein that are required in order to comply as to form in all material respects with the applicable accounting requirements of Rule 11-02 of Regulation S-X.

THIS UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION IS FOR ILLUSTRATIVE INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE MERGER ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS. FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED UNDER THE CAPTIONS “RISK FACTORS”, AND “DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS” AND ELSEWHERE IN WESTPAC’S ANNUAL REPORT ON FORM 20-F FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30, 2008 (THE “FORM 20-F”) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”).

The unaudited pro forma combined summary financial information should be read in conjunction with the “Operating and financial review and prospects” and the historical financial statements of Westpac contained in the Form 20-F and the financial statements of St.George for the financial years ended September 30, 2007 and 2008 and other information relating to St.George contained in Westpac’s Report on Form 6-K furnished to the SEC on November 10, 2008.

In this Report on Form 6-K, all references to “A$” are to Australian dollars.

Basis of preparation and key assumptions

The accounting policies used to prepare the pro forma combined summary financial information are based on the accounting policies of Westpac contained in its audited financial statements for the financial year ended September 30, 2008 unless otherwise noted.

Following a review of accounting policies as disclosed in St.George’s audited financial statements for the financial year ended September 30, 2008, the accounting policies of St.George and Westpac are not considered to be materially different. Therefore, no adjustments have been made to the pro forma combined summary financial information to align accounting policies. Certain adjustments have been made to align St.George’s balance sheet classifications with those of Westpac; these adjustments do not impact the unaudited pro forma combined summary income statement.

The unaudited pro forma combined summary financial information has been compiled based on the following assumptions:

•                  as contemplated in the amended and restated merger implementation agreement, 1.31 Westpac ordinary shares are issued for each St.George ordinary share on issue. Based on Westpac’s closing share price on November 17, 2008 of A$16.32 this equates to a total consideration of A$12,208 million, including transaction costs;

•                  the holders of outstanding St.George securities known as SAINTS will be paid consideration equal to A$350 million on the implementation date (December 1, 2008);

•                  other than the settlement of SAINTS securities discussed above, no adjustments have been made for possible changes in capital structure in the unaudited pro forma combined summary balance sheet of the combined entity.  It is expected that existing St.George hybrid capital instruments will be redeemed and may be replaced by Westpac hybrid capital instruments;

•                  revenue, expense, asset and liability items relating to transactions between St.George and Westpac have not been adjusted, as they are considered not to be material;

•                  adjustments have been made for each of the 2008 Westpac and St.George final dividends and the special dividend of St.George, announced in November 2008 and to be paid in December 2008.  The Westpac dividend amounts to approximately A$1,364 million in the aggregate and the St.George dividends, to be paid post completion of the merger, amount to approximately A$708 million in the aggregate.  The St.George dividends will be paid in cash while the Westpac dividend is reflected by the issuance of ordinary shares, under the Westpac dividend reinvestment plan (“DRP”) and the DRP underwriting arrangement for the 2008 final dividend;

•                  no adjustments have been made to the reported value of St.George’s assets and liabilities to reflect the impact of acquisition accounting, as for the purposes of the unaudited pro forma combined summary financial information, the book value as reported in St.George’s audited annual financial statements for the year ended September 30, 2008 is assumed to approximate their fair value at the date of the merger. All consideration in excess of St.George’s existing identifiable net assets at book value has been allocated to goodwill. It is likely that separately identifiable intangibles will be subsequently identified and this will have the effect of reducing goodwill arising from the merger. If any separately identifiable intangibles are considered to have finite lives, net profit after tax will decrease as a result of the requirement to amortize these intangibles over their estimated useful lives;

•                  the potential future operating cost and wholesale funding synergies, and allowance for revenue attrition and revenue opportunities, have not been included in the unaudited pro forma combined summary financial information;

•                  integration costs have not been reflected in the unaudited pro forma combined summary financial information of the combined entitites; and

•                  transaction costs incurred by Westpac, which relate to the acquisition of St.George ordinary shares, have been treated as part of the cost of the investment in St.George. Transaction costs incurred by St.George have been expensed as incurred. No adjustment has been made for the St.George costs as they are not expected to be material to the unaudited pro forma combined summary income statement.

Unaudited pro forma combined summary income statement for the 12 months ended September 30, 2008

The unaudited pro forma combined summary income statement is calculated by aggregating the separate line items of St.George and Westpac – no adjustments have been recognized as a consequence of the merger.

A$ million	Westpac Year ended 30 Sept 08	St.George Year ended 30 Sept 08	Pro Forma Year ended 30 Sept 08
Interest income	29,081	10,710	39,791
Interest expense	(21,859)	(8,237)	(30,096)
Net interest income	7,222	2,473	9,695
Non-interest income	4,198	1,133	5,331
Net operating income before operating expenses and impairment charges	11,420	3,606	15,026
Operating expenses	(5,270)	(1,453)	(6,723)
Impairment charges	(931)	(291)	(1,222)
Profit before income tax	5,219	1,862	7,081
Income tax expense	(1,287)	(656)	(1,943)
Net profit for the year	3,932	1,206	5,138
Net profit attributable to minority interests	(73)	(1)	(74)
Net profit attributable to equity holders	3,859	1,205	5,064

Unaudited pro forma combined summary balance sheet as at September 30, 2008

The adjustments recognized as a consequence of the merger and related transactions in preparing the combined summary balance sheet as at September 30, 2008 are noted below and described in the notes.

A$ million	Westpac as at 30 Sept 08	St.George as at 30 Sept 08	Adjustments		Acquisition		Consolidation adjustments		Pro Forma as at 30 Sept 08
ASSETS
Cash and balances with central banks	4,809	2,672	(3,510	)(1),(2),(3),(5)	(50	)(9)			3,921
Due from other financial institutions	21,345	305	10,673	(1),(6)					32,323
Trading securities, financial assets designated at fair value and available for sale securities	43,694	18,367	(8,221	)(2),(6)					53,840
Derivative financial instruments	34,810	3,389							38,199
Loans	313,545	97,721	22,263	(7)					433,529
Bank acceptances of customers	—	22,263	(22,263	)(7)					—
Life insurance assets	12,547	57							12,604
Goodwill and other intangible assets	2,989	1,378	7	(5),(8)	12,208	(9),(10)	(5,795	)(11)	10,787
Total other assets	5,809	1,228							7,037
Total assets	439,548	147,380	(1,051)		12,158		(5,795)		592,240
LIABILITIES
Due to other financial institutions	15,861	1,786							17,647
Deposits	233,730	90,201							323,931
Derivative financial instruments	24,970	2,291							27,261
Bank acceptances	3,971	3,970							7,941
Trading liabilities and other financial liabilities at fair value	16,689	—							16,689
Debt issues	96,398	37,760							134,158
Life insurance liabilities	11,953	38							11,991
Total other liabilities	7,486	1,086							8,572
Total liabilities excluding loan capital	411,058	137,132							548,190
LOAN CAPITAL
Westpac	8,718								8,718
St.George		3,245	150	(8)					3,395
Total loan capital	8,718	3,245	150						12,113
Total liabilities	419,776	140,377	150						560,303

A$ million	Westpac as at 30 Sept 08	St.George as at 30 Sept 08	Adjustments		Acquisition		Consolidation adjustments		Pro Forma as at 30 Sept 08
Net assets	19,772	7,003	(1,201)		12,158		(5,795)		31,937
SHAREHOLDERS’ EQUITY
Share capital	6,593	5,631	871	(4),(5),(8)	12,158	(10)	(5,138	)(11)	20,115
Reserves	256	115					(115	)(11)	256
Retained profits	10,999	1,250	(2,072	)(3),(4)			(542	)(11)	9,635
Total equity attributable to equity holders of parent entity	17,848	6,996	(1,201)		12,158		(5,795)		30,006
Minority interests	1,924	7							1,931
Total shareholders’ equity and minority interests	19,772	7,003	(1,201)		12,158		(5,795)		31,937

Notes:

(1)          To reclassify A$493 million from St.George’s cash and balances with central banks to due from other financial institutions to align with Westpac’s balance sheet classification.

(2)          To reclassify A$1,959 million of securities purchased under repurchase agreements from St.George’s cash and balances with central banks to trading securities to align with Westpac’s balance sheet classification.

(3)          To adjust for the final dividend and special dividend of St.George in an aggregate amount of A$708 million, to be settled in December 2008 out of retained earnings. The dividends will be settled through payment of cash.

(4)          To adjust for the final Westpac dividend of A$1,364 million to be settled in December 2008 out of retained earnings. The dividends are represented by the issuance of Westpac ordinary shares that will occur under the dividend reinvestment plan and the DRP underwriting arrangement.

(5)          To reflect the SAINTS being paid out in cash of A$350 million on 1 December 2008. Any difference between the proceeds at the time of issue and the face value has been recognized as an adjustment to goodwill.

(6)          To reclassify A$10,180 million of certificates of deposit from St.George’s financial assets designated at fair value to due from other financial institutions to align with Westpac’s balance sheet classification.

(7)          To reclassify A$22,263 million from St.George’s bank acceptances of customers to loans to align with Westpac’s balance sheet classification.

(8)          To reclassify the St.George Stapled Preferred Securities (SPS) from share capital to loan capital reflecting the intention to redeem the equity instruments following the merger.  The difference between the net proceeds at the time of issue and the face value has been recognized as an adjustment to goodwill.

(9)          To adjust for Westpac’s payment of transaction costs of A$50 million out of cash and balances with central banks. These transaction costs are part of the purchase consideration for the business combination.

(10)    To adjust the purchase consideration for the value of Westpac Shares issued as a result of the business combination. The value is calculated as the estimated number of new Westpac Ordinary Shares of 745 million, multiplied by Westpac’s closing share price on November 17, 2008 of A$16.32.

(11)    To adjust for the elimination of St.George’s equity balances of A$5,795 million against intangible assets at the date of acquisition. These equity balances comprise share capital of A$5,138 million, reserves of A$115 million and retained profits of A$542 million (after considering the St.George dividends).  The consideration in excess of St.George’s existing net assets at book value of A$6,420 million has been allocated to goodwill.  This added to the existing goodwill and other intangible balances of St.George (A$1,378 million) and Westpac (A$2,989 million) results in the combined entities goodwill balance of A$10,787 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 18, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer